Exhibit 1.04

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Estimates Second Quarter of 2008 to Beat Consensus Estimates

Revenue Estimated at an All-Time Record for a Second Quarter, With Improved Profitability
Anticipated

HONG KONG, ATLANTA – July 15, 2008 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced preliminary revenues for Q2 2008. CDC Corporation, based upon preliminary financial information, anticipates total revenue for Q2 2008 to be between approximately (U.S.)$107.3 -108.5 million, which would represent an increase of 9-10 percent from (U.S.)$98.3 million in Q1 2008 and would be a record second quarter for the company. This anticipated revenue range for Q2 2008 exceeds the Wall Street consensus estimate of $102.9 million. This includes license revenues of approximately (U.S.) $14.2 — $14.7 million, up from (U.S.)$12.3 million in Q1 2008, and higher than the consensus estimate of approximately $13.0 million.

CDC Corporation also anticipates an improvement in its adjusted net income and in its adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, including stock based compensation) for Q2 2008 compared to Q1 2008. During the second quarter of 2008, CDC Software implemented several cost reduction measures, in addition to those previously completed, such as reducing facilities and related administration expenses, eliminating redundant and non-essential positions and accelerating integration of past acquisitions. These cost reductions implemented toward the end of the second quarter of 2008 are expected to yield additional annual savings of approximately (U.S.)$15 million. Total cost reductions undertaken over the last 12 months are expected to yield approximately (U.S.)$31 million annually.

“We are very pleased that our expected Q2 2008 revenues and profitability will exceed Wall Street consensus estimates for the second consecutive quarter,” said Peter Yip, CEO of CDC Corporation. “Despite the downturn that has been impacting the broad economy, we are pleased to see total revenue growth from our first quarter of 2008 and achieve an anticipated all-time record for total revenues in the second quarter. We plan to continue to improve our operating metrics with consistent execution quarter over quarter and we are very focused on cash preservation and cash generation.

“The second quarter’s results were led by strong performance at CDC Software and CDC Games,” continued Yip. “Both divisions are anticipated to post record quarterly revenues, and total revenues are expected to exhibit at or near double digit sequential improvement relative to the first quarter of 2008. CDC Software saw robust results from its CDC Supply Chain and CDC Factory product lines. We anticipate the continuation of these trends, given that, with rising transportation, fuel and commodity costs, CDC Factory and CDC Supply Chain are strategically positioned to provide new and existing customers with the critical tools they need to better manage their own internal costs in this highly inflationary and difficult environment. Despite our cost reduction efforts, we expect to continue to maintain our healthy research and development budget within CDC Software to ensure we maintain our competitive advantage relative to enhanced product functionality and our highly differentiated vertical expertise.

“In addition, in the second quarter, we saw robust growth in our China-based businesses, with CDC Games expected to deliver a double-digit increase in revenues. We also have an exciting roll-out schedule of new game launches planned for the second half of the year. Overall, we are confident that we have taken the steps necessary to manage our cost base in anticipation of an on-going difficult operating environment and look for improving operating metrics and profitability going forward. As a result, we are cautiously optimistic about the improving prospects for CDC Corporation.”

Q2 2008 Earnings Release
CDC intends to report full Q2 2008 results in the first half of August 2008.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 140 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. Through its CDC Games International (CGI) subsidiary, the company launched a long-term strategy to be a global publisher of MMO games. As part of this long term strategy, CDC Games launched the www.12FootTall.com portal to showcase online games and related content in North America. For more information on CDC Games, visit: www.cdcgames.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our range of anticipated revenue and license revenue for Q2 2008 as well as our expected improvement in adjusted net income and adjusted EBITDA, our expectations to post record quarterly revenues and exhibit double-digit sequential improvements relative to the first quarter of 2008, our expectations regarding the yields of our current, past and planned cost savings measures, our plans to continue improving our operating metrics, consistently execute our plans quarter over quarter and focus on cash preservation and cash generation, our expectations regarding the continuation of sales performance trends for CDC Factory and CDC Supply Chain, our expectation to continue to maintain our research and development budget within CDC Software to help ensure we maintain our competitive technological advantage and our vertical expertise, our beliefs regarding the components of our Q2 2008 performance and the continuation of trends relating thereto, our beliefs regarding our future prospects, our intentions regarding the timing of our Q2 2008 earnings release, our beliefs regarding the strength of our installed base customers and sales, our beliefs regarding customer preferences, our beliefs regarding our position and ability to continue our growth strategy and continue to see improvements in operating margins, our beliefs regarding our past and present cost savings initiatives, including restructurings and headcount reductions, and the effects thereof, including effects on out financial performance and profit margins, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; (p) the risk that the preliminary financial results provided herein could differ from our actual results of operations and financial condition; and (q) the continued strength of revenues from our installed base customers.. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.